

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 30, 2017

Mr. James Heppelmann
Chief Executive Officer
PTC, Inc.
140 Kendrick Street
Needham, MA 02494

   Re: PTC Inc.
         Form 10-K for the Fiscal Year Ended September 30, 2016
         Filed November 18, 2016
         File No. 000-18059

Dear Mr. Heppelmann:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services

cc: Andrew Miller - PTC, Inc.
       Aaron von Staats - PTC, Inc.